Exhibit (e)

VANECK COASTLAND ONLINE FINANCE FUND

AMENDED AND RESTATED DIVIDEND REINVESTMENT PLAN

Introduction

This Amended and Restated Dividend Reinvestment Plan (“Plan”) for VanEck Coastland Online Finance Fund (“Trust”), provides that a holder (“Shareholder”) of the Trust’s common shares of beneficial interest (each, a “Common Share” and, collectively “Common Shares”) will be automatically enrolled in the Plan (each, a “Participant” and collectively, “Participants”). All dividends and distributions on such Shareholder’s Common Shares will be reinvested by U.S. Bancorp Fund Services LLC (“Plan Administrator”), as agent for Shareholders in administering the Plan, in additional Common Shares. Participation in the Plan may be terminated or resumed at any time without penalty. If your notice is received by the Plan Administrator more than three (3) days prior to a dividend payment date to terminate your account and withdraw all your shares then that dividend will be paid out in cash. If your request to terminate your account and withdraw all your shares is received by the Plan Administrator less than three (3) days prior to a dividend payment date then that dividend will be reinvested but all future dividends will be paid out in cash on all balances. Some brokers may automatically elect to receive cash on your behalf and may re-invest that cash in additional Common Shares for you. If you wish for all dividends declared on your Common Shares to be paid in cash, please contact your broker.

Plan Details

1.	The Plan Administrator will open an account for each holder of Common Shares under the Plan in the same name in which such holder of Common Shares is registered. Whenever the Trust declares a dividend or other distribution (together, a “Dividend”) payable in cash, non-participants in the Plan will receive cash and Participants in the Plan will receive the equivalent in Common Shares. The Common Shares will be acquired by the Plan Administrator for the Participants’ accounts by purchase of outstanding Common Shares on the open market (“Open-Market Purchases”) on the New York Stock Exchange or elsewhere.

2.	It is contemplated that the Trust will pay quarterly income Dividends. Therefore, the period during which Open-Market Purchases can be made will exist only from the payment date of each Dividend through the date before the next “ex-dividend” date which typically will be approximately 90 days (the last day of such period, the “Last Purchase Date”). The Plan provides that if the Plan Administrator is unable to invest the full Dividend amount in Open-Market Purchases during the purchase period, the Plan Administrator may cease making Open-Market Purchases and may pay the un-invested portion of the Dividend amount in cash at the close of business on the Last Purchase Date.

3.	The Plan Administrator maintains all Shareholders’ accounts in the Plan and furnishes written confirmation of all transactions in the accounts, including information needed by Shareholders for tax records. Common Shares in the account of each Plan Participant will be held by the Plan Administrator on behalf of the Plan Participant, and each Shareholder proxy will include those shares purchased or received pursuant to the Plan. The Plan Administrator will forward all proxy solicitation materials to Participants and vote proxies for Common Shares held under the Plan in accordance with the instructions of the Participants.

4.	In the case of Shareholders such as banks, brokers or nominees which hold shares for others who are the beneficial owners, the Plan Administrator will administer the Plan on the basis of the number of Common Shares certified from time to time by the record Shareholder’s name and held for the account of beneficial owners who participate in the Plan.

5.	Each Participant will pay a per share fee incurred in connection with Open-Market Purchases. The automatic reinvestment of Dividends will not relieve Participants of any Federal, state or local income tax that may be payable (or required to be withheld) on such dividends. Participants that request a sale of shares through the Plan Administrator are subject to $[15.00] sales fee and a $[0.10] fee per share sold. All per share fees include any applicable brokerage commissions the Plan Administrator is required is required to pay.

6.	The Trust reserves the right to amend or terminate the Plan, including amending the Plan prospectively with respect to future dividends, without a Shareholder vote. There is no direct service charge to Participants with regard to purchases in the Plan; however, the Trust reserves the right to amend the Plan to include a service charge payable by the Participants.

7.	All correspondence or questions concerning the Plan should be directed to the Plan Administrator, by telephone, 855-862-6092, through the Internet at closedend@usbank.com or in writing to U.S. Bancorp Fund Services, LLC, Attn: Financial Intermediary Department, 615 E. Michigan St., Milwaukee, WI 53202.